Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 12, 2015

Registration No. 333-207288

On November 12, 2015, the issuer, Xtera Communications, Inc., filed Amendment No. 2 to its Registration Statement on Form S-1 (File No. 333-207288) to update and supplement certain disclosures that had been provided in its preliminary prospectus dated October 26, 2015 (the “Initial Preliminary Prospectus”). This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the most recent preliminary prospectus included in Amendment No. 2 to the Registration Statement (the “Preliminary Prospectus”).

This free writing prospectus relates only to the initial public offering of common stock of Xtera Communications, Inc. and should be read together with the Preliminary Prospectus. Amendment No. 2 to the Registration Statement on Form S-1 can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1122051/000119312515374489/d38653ds1a.htm.

References to “Xtera,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus.

Common stock we are offering	5,000,000 shares

Common stock to be outstanding after this offering	17,110,138 shares

Over-allotment option of common stock offered by us	750,000 shares

Estimated initial public offering price per share	$5.00 per share

Indications of Interest from Certain Existing Stockholders	Entities affiliated with New Enterprise Associates, The Wellcome Trust, ARCH Venture Partners and Sevin Rosen Funds, which are each holders of more than 5% of our common stock, have indicated an interest in purchasing approximately $4 million, $3 million, $1 million and $1 million, respectively, of shares of our common stock in this offering. ARCH Venture Partners and Sevin Rosen Funds are also each affiliated with a member of our board of directors. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering. It is also possible that these stockholders or certain of our other existing stockholders, including certain of our directors and executive officers and certain stockholders affiliated with our directors, could purchase more shares of our common stock than previously indicated or may purchase shares pursuant to the underwriters’ over-allotment option, if exercised. In addition, the underwriters could determine to sell fewer shares to any of these stockholders than the stockholders have indicated an interest in purchasing or not to sell any shares to these stockholders. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering.

Net proceeds	We estimate that the net proceeds to us from this offering will be approximately $23.1 million (or approximately $24.8 million if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), assuming an initial public offering price of $5.00 per share and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

Use of Proceeds	The net proceeds that we will receive from this offering will be less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Initial Preliminary Prospectus. The intended uses of the net proceeds from this offering remain unchanged from those listed in the Preliminary Prospectus.

Pro Forma as Adjusted Balance Sheet Data	As adjusted to give effect to (i) the conversion of our outstanding convertible promissory notes and demand notes into 4,410,775 shares of our Series E-3 preferred stock and the increase in the number of our authorized common stock to 395,000,000 on August 25, 2015; (ii) the issuance of 119,881 shares of our common stock upon the exercise in September 2015 of outstanding warrants; (iii) the automatic conversion of all of our outstanding convertible preferred stock, including our Series E-3 preferred stock, into common stock in connection with this offering; and (iv) the receipt by us of the estimated net proceeds from this offering, based on an initial public offering price of $5.00 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us, as of June 30, 2015, our pro forma as adjusted balance sheet date would have been as follows (in thousands):

	Cash and cash equivalents	$22,520
	Working capital	23,595
	Total assets	55,825
	Current and long-term debt	6,632
	Convertible preferred stock	—
	Total stockholders’ equity (deficit)	31,191

Pro Forma as Adjusted Capitalization	As adjusted to give effect to (i) the conversion of our outstanding convertible promissory notes and demand notes into 4,410,775 shares of our Series E-3 preferred stock and the increase in the number of our authorized common stock to 395,000,000 on August 25, 2015; (ii) the issuance of 119,881 shares of our common stock upon the exercise in September 2015 of outstanding warrants; (iii) the automatic conversion of all of our outstanding convertible preferred stock, including our Series E-3 preferred stock, into 10,174,082 shares of common stock upon the completion of this offering; and (iv) the sale of 5,000,000 shares of common stock by us in this offering at an initial public offering price of $5.00 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us, as of June 30, 2015, our pro forma as adjusted capitalization would have been as follows (in thousands, except share data):

	Cash and cash equivalents	$22,520

	Current and long-term debt	$6,632
	Stockholders’ equity (deficit)
	Convertible preferred stock, par value $0.001, 165,000,000 shares authorized and 10,174,082 shares outstanding, actual; no shares authorized and outstanding, pro forma; no shares authorized and outstanding, pro forma as adjusted	—
	Common stock, par value $0.001, 275,000,000 shares authorized, 1,816,175 shares issued and outstanding, actual; 395,000,000 authorized, 12,110,138 issued and outstanding, pro forma; 17,110,138 issued and outstanding, pro forma as adjusted	2
	Additional paid-in capital	409,592
	Accumulated other comprehensive loss	(274)
	Accumulated deficit	(378,129)

	Total stockholders’ equity (deficit)	31,191

	Total capitalization	$37,823

Dilution	After giving effect to the sale of the 5,000,000 shares of common stock offered by us in this offering at an initial public offering price of $5.00 per share, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2015 would have been approximately $23.4 million, or approximately $1.38 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.21 per share to existing stockholders and an immediate dilution of $3.62 per share to new investors purchasing shares of our common stock at the assumed initial public offering price. Based on an initial public offering price of $5.00, the investors purchasing shares of common stock in this offering will have purchased approximately 29.2% of our outstanding common stock immediately following completion of this offering and will have contributed approximately 6.1% of the total consideration paid for our common stock.

The issuer has filed a registration statement including a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Needham & Company, LLC, Attention: Syndicate Prospectus Department, 445 Park Avenue, 4th Floor, New York, New York 10022, Telephone: 1-800-903-4696, Email: prospectus@needhamco.com; Cowen and Company, LLC, c/o Broadridge Financial Services, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: 631-274-2806, Fax: 631-254-7140; or BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, New York, NY 10036, Telephone: 800-414-3627, Email: bmoprospectus@bmo.com.